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January 9, 2006

By Fax: 202-772 9220

Mr. H. Roger Schwall,
    Assistant Director,
       Division of Corporation Finance,
          Securities and Exchange Commission,
             100 F Street, N.E., Stop 7010
                Washington, D.C. 20549

Re: Rio Tinto Group

Dear Mr. Schwall,

           I refer to your letter dated December 27, 2005 to Mr. Guy Elliott of Rio Tinto plc and my telephone conversation with Kevin Stertzel on January 6, 2006 regarding the due date for responding to your letter. The Company has requested an extension of the due date in order to have sufficient time to gather and collate the relevant data from its subsidiaries and joint ventures which will be necessary to prepare the responses to the Staff’s comments. The Company confirms that it intends to submit its responses to the Staff’s comments by January 31, 2006.

           The Company appreciates your cooperation in extending the deadline for their response.

Very truly yours, /s/ Kathryn A. Campbell Kathryn A. Campbell

cc:	Mr. Guy Elliott (Rio Tinto plc) Kevin Stertzel (Division of Corporation Finance)